Exhibit 99.1

ZHOU WEIPING, INTERIM CEO, CFO ANNOUNCES RESIGNATION

WUXI, China, Jan. 9, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that on January 7, 2014, Mr. Weiping Zhou resigned as a director of the Company, interim Chief Executive Officer, interim Chief Financial Officer, and President with immediate effect. Mr. Zhou cited personal reasons for his departure. Suntech plans to announce new management pending final review by Suntech’s board of directors and Joint Provisional Liquidators (JPLs).

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) produces solar products for residential, commercial, industrial, and utility applications. Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com